UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-7635

TWIN DISC, INCORPORATED

(Exact Name of Registrant as Specified in its Charter)

Wisconsin	39-0667110
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

1328 Racine Street, Racine, Wisconsin	53403
(Address of Principal Executive Office)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

PREFERRED STOCK PURCHASE RIGHTS	THE NASDAQ STOCK MARKET

(Pursuant to Rights Agreement
dated December 20, 2007)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following. _X_

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following. _ _

Securities Act registration statement file number to which this form relates: Not Applicable (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None
___________________
(Title of Class)

Item 1. Description of Registrant’s Securities to be Registered.

     On December 14, 2007, the Board of Directors of Twin Disc, Incorporated (the "Company") declared a dividend distribution of one right (a “Right”) for each outstanding share of Common Stock, without par value, of the Company (the “Common Stock”), to shareholders of record at the close of business on June 30, 2008 (the “Record Date”). In addition to the Rights issued as a dividend on the Record Date, the Board of Directors also determined that one Right shall be issued together with each share of Common Stock issued by the Company after the Record Date. Generally, each Right, when it becomes exercisable, entitles the registered holder to purchase from the Company one four-hundredth of a share of Series A Junior Preferred Stock, without par value (the "Preferred Stock") at a Purchase Price of $125.00, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Mellon Investor Services, LLC, as Rights Agent, which was executed on December 20, 2007.

     Initially, the Rights will be attached to the certificates representing outstanding Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and become exercisable on a “Distribution Date,” which is the earlier of: (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire from shareholders, beneficial ownership of 15% or more of the outstanding Common Stock (or 30% or more in the case of any person or group which currently owns 15% or more of the shares or who shall become the beneficial owner of 15% or more of the shares as a result of any transfer by reason of the death of or by gift from any other person who is an affiliate or an associate of such existing holder or by succeeding such a person as trustee of a trust existing on the Record Date ("Existing Holder"))or (ii) ten business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding Common Stock (or 30% or more for an Existing Holder), as such periods may be extended pursuant to the Rights Agreement.

     Until the Distribution Date, (i) the Rights will be evidenced by and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after June 30, 2008 will contain a legend incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on June 30, 2018, unless earlier redeemed or exchanged by the Company as described below.

     As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date, and thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only Common Stock issued prior to the time the Rights become exercisable or issued upon exercise or conversion of rights, warrants, options or convertible securities issued prior to the time the Rights become exercisable will be issued with Rights.

     In the event that any person or group becomes an Acquiring Person, each holder of a Right shall thereafter have the right to receive, upon exercise, in lieu of Preferred Stock, Common Stock of the Company having a value equal to two times the exercise price of the Right. However, Rights are not exercisable as described in this paragraph until such time as the Rights are no longer redeemable by the Company as set forth below. Notwithstanding any of the foregoing, if any person becomes an Acquiring Person all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by an Acquiring Person will become null and void.

     For example, at an exercise price of $125.00 per Right, each Right not owned by the Acquiring Person (or by certain related parties or transferees) following the event set forth in the preceding paragraph would entitle its holder to purchase $250.00 worth of Common Stock (or other consideration, as noted above) for $125.00. Assuming that the Common Stock had a per share value of $25.00 at such time, the holder of each valid Right would be entitled to purchase five shares of Common Stock for $125.00.

     In the event that, at any time following the Distribution Date, (i) the Company is acquired in a merger or other business combination transaction in which the Company is not the surviving corporation or in which the Common Stock is exchanged for stock or other securities or property, or (ii) 50 percent or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right.

     The Purchase Price payable, and the number of one four-hundredths of a share of Preferred Stock or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock or the Common Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, (iii) if holders of Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iv) upon the distribution to holders of Preferred Stock or Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price or the number of shares of Preferred Stock issuable upon exercise of a Right will be required until cumulative adjustments would require an increase or decrease of at least 1 percent. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one four-hundredth of a share of Preferred Stock) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

     At any time before a person becomes an Acquiring Person, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 redemption price.

     At any time after a person becomes an Acquiring Person, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part at an exchange ratio of one share of Common Stock, or one four-hundredth of a share of Preferred Stock, per Right (subject to adjustment).

     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

     Under the terms of the Company’s Restated Articles of Incorporation, and after taking into account the two 2 for 1 stock splits of the Company’s Common Stock, each one four-hundredth of a share of Preferred Stock, if issued, will entitle holders to quarterly dividend payments of $.05, or an amount equal to the dividend paid on one share of common stock, whichever is greater. Each one four-hundredth of a share of Preferred Stock, if issued, will entitle holders upon liquidation to receive a liquidation preference of $.25 plus an amount equal to accrued and unpaid dividends and distributions thereon, plus liquidation amounts equal to the amounts received on each share of the Company’s Common Stock after payment of a $.25 liquidation amount with respect to each share of the Company’s Common Stock. If shares of the Company’s Common Stock are exchanged via merger, consolidation, or a similar transaction, each one four-hundredth of a share of Preferred Stock will entitle holders to a per share payment equal to the payment made on one share of the Company’s Common Stock. The Company may redeem each one four-hundredth of a share of Preferred Stock at a price equal to the then-current per share market price of the Company’s Common Stock. Each full share of Preferred Stock will have the same voting power as one share of the Company’s Common Stock.

     Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the time that a person becomes an Acquiring Person. From and after the time that a person becomes an Acquiring Person, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity or to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person).

     A copy of the Rights Agreement has been filed with the Securities and Exchange commission as an exhibit to a Current Report on Form 8-K dated December 20, 2007. A copy of the Rights Agreement is available free of charge from the Rights Agent. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.

Item 2. Exhibits.

4.1	Rights Agreement dated as of December 20, 2007 by and between the Company and Mellon Investor Services, LLC, as Rights Agent, which includes the Form of Certificate Of Designations, Preferences and Rights of Series A Junior Preferred Stock of Twin Disc, Incorporated as Exhibit A, the Form of Rights Certificate as Exhibit B, and the Summary of Right to Purchase Preferred Shares as Exhibit C (Incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K dated December 20, 2007, File No. 001-07635).

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

December 20, 2007                                                    Twin Disc, Incorporated

                                                                     By: /s/ THOMAS E. VALENTYN
                                                                     Thomas E. Valentyn,
                                                                     General Counsel and Secretary

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